Exhibit 99.1

Code of Conduct and Ethics

for Employees and Directors

Thank you for your efforts in protecting our reputation as a trusted financial institution.

Code of Conduct and Ethics for Employees and Directors, TD Bank Group. © 2021 All rights reserved.
Reproduction of this work in whole or in part is prohibited.
January 2022

A Message From Bharat Masrani - Group President and Ceo and Brian Levitt - Board Chair

The TD shield is synonymous with trust – a reputation built up over decades and one we can all point to with pride.

Safeguarding this reputation is the responsibility of every TD employee and is key to our continued growth. By acting ethically and with integrity, we will ensure that our stakeholders' confidence in TD is stronger than ever.

The Code of Conduct and Ethics is our roadmap to preserving our reputation. It supports the TD Framework, which articulates our Vision, Purpose, and Shared Commitments. Ongoing adherence to the Code - and to TD's values of fostering a diverse, inclusive and safe workplace - is critical to our success.

To promote awareness of the requirements and values espoused in the Code, each employee and members of the Board of Directors must complete interactive training on the content of the Code and how to use it to guide their decisions every day. All employees and members of the Board of Directors must also attest to complying with the Code, annually.

We ask you to read the Code and ensure you understand how it applies to your daily work. If you have any questions or concerns, please consult your manager or other appropriate contact as described in the Code.

As a purpose-driven company, helping our customers and clients realize their financial aspirations is a privilege that we take seriously. Thank you for your efforts to protect TD's reputation as a trusted financial institution.

Sincerely,

Bharat Masrani Group President and CEO	Brian Levitt Board Chair

Table of Contents

Introduction and Summary			1
Applying the Code			2
1)	Respecting the Law		3
	Making the Right Decision		3
2)	Demonstrating Personal Integrity		3
	A.	Criminal Record	3
	B.	Gifts and Entertainment	3
	C.	Alcohol and Substance Use	5
	D.	Human Rights, Accessibility, Diversity, Inclusion and Preventing Violence in the Workplace	5
	E.	Communication on Behalf of TD or about TD	6
	F.	Irregular Business Conduct	6
		Anti-Competitive Behaviour	6
		Bribery and Corruption	7
		Commission Sharing	7
		Due Diligence	7
		Forgery, Falsifying Accounts, Documents and Records	7
		Insider Trading or Tipping	8
		Kiting	8
		Money Laundering	8
		Sales Practice Misconduct	8
		Sanctions Violations	9
		Short Selling or Trading in Options of TD Bank Securities	9
		Terrorist Financing	9
		Theft and Fraud	9
		Tied Selling	10
		Trading Accounts	10
	G.	Protecting TD Assets	10
	H.	TD Brand	10
	I.	Intellectual Property and Copyrighted Material	10
	J.	Reasonable Expenses	10
	K.	Cooperating with Audits, Reviews and Investigations	11

This Code was approved by the Corporate Governance Committee of the Board of Directors of TD on November 30, 2021 and supersedes any previous printed or online versions

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3)	Managing Conflicts of Interest		11
	A.	Introduction to Conflicts of Interest	11
	B.	Conflicts Arising from Personal Benefit	11
	C.	Corporate Opportunities	12
	D.	Relationships in the Workplace	12
	E.	Conflicts Arising from Personal Financial Activities	12
	F.	Bequests, Executorships, Agencies and Powers of Attorney	13
	G.	Personal Borrowing and Lending	13
	H.	Recommending Service Providers to Customers	13
	I.	Disclosing Interest and Abstaining from Participation	13
	J.	Directorships, Outside Business Activities and Investments	13
	K.	Political and Charitable Activity	14
	L.	Conflicting TD Interests	14
4)	Protecting Confidential Information		14
	A.	Protecting Customer Information	15
	B.	Protecting Employee Information	15
	C.	Protecting and Safeguarding TD Information	15
	D.	Computer Systems Security	16
5)	Disclosure of TD Information		16
6)	Work Environment		16
	A.	Appearance and Courtesy	16
	B.	Health and Safety	16
	C.	Physical Security	17
7)	Complying with the Code of Conduct		17
	A.	Our Responsibilities	17
	B.	Reporting Violations	17
	C.	Retaliation	18
	D.	Failure to Comply	18
	E.	Annual Attestation	18
	F.	Waivers	18
Other References			19

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Introduction and Summary

The Code of Conduct and Ethics (Code) establishes the standards that govern the way we deal with each other, our customers, shareholders, governments, regulators, suppliers, competitors, the media and the public at large. Complying with the Code is part of the terms and conditions of our employment with The Toronto-Dominion Bank Group (TD Bank) together with its wholly-owned subsidiaries (collectively, TD).

As a responsible business enterprise and corporate citizen, TD is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism - in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. Every employee and member of the board of directors of TD (a Director) is expected and required to assess every business decision and every action on behalf of the organization in light of whether it is right, legal, fair and within our risk appetite. This applies at all levels of the organization, from major decisions made by the TD Board of Directors (the Board) to day-to-day business transactions. The Code is intended to help employees and Directors meet these expectations and make such assessments. Our obligation to adhere to the Code and related policies applies regardless of where we are located, including remote work.

In recent years, the number of news stories regarding ethical lapses at many leading organizations reminds us of the critical importance of a strong ethical culture. By following the ethical practices outlined in the Code and incorporating elements of the TD Framework in our day-to-day activities, we will continue to promote a culture of high integrity at TD and reduce the risk that our actions will cause harm to TD or others. Promoting a culture of high integrity engenders trust that we live our values and thereby makes TD a preferred employer and service provider. Conveying a strong ethical culture starts with the “tone from the top” as highlighted in the introductory message from our Group President and Chief Executive Officer and our Board Chair and echoed in the TD Culture Framework. It is equally important for all of our leaders to consistently demonstrate unwavering integrity and to promote awareness and compliance with the Code. Employees often take their cues from their managers.

The Code sets out a common baseline of ethical standards required of all of us. The Code also references other TD policies in specific areas. It is important to note that certain businesses, regions or roles also have supplementary or jurisdiction-specific codes of conduct and policies, compliance manuals, sales guidelines, operational procedures, etc. to which their employees or Directors must also adhere.  We must also comply with local laws and regulations, as well as our responsibilities to professional associations, self-regulatory organizations or regulators where these may impose greater or more rigorous standards than provided for in the Code or TD policies. In the event of an apparent conflict between the provisions of the Code and local laws and regulations, we must seek guidance from our manager and/or an appropriate area within TD (e.g. Legal, Compliance, Privacy, Human Resources or Global Anti-Money Laundering (GAML)). Within this framework, employees and Directors are expected to exercise good judgment and be accountable for their actions.

We review and update the Code every year to keep it current and reflective of emerging laws, regulations, policies and best practices. TD employees and Directors are required to review and attest to compliance with this Code, and complete training on the Code annually. Furthermore, all employees and Directors are obliged to report, in a timely fashion, any violations of the Code we may witness or reasonably suspect, ask questions about our culture of integrity and raise good faith concerns about compliance with the Code. Information on how to report violations and TD's non-retaliation commitments are outlined in Section 7.

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Applying the Code

Not every situation can be addressed specifically in the Code. We are expected to apply the principles outlined in the Code in exercising our judgment when we face questions, concerns or issues that do not present obviously correct answers or approaches. It may be helpful for us to apply a process such as the one below when making these types of decisions. If we are still uncertain, we should seek the advice and direction of a more senior manager or Human Resources (or in the case of a Director, the General Counsel) so that all relevant interests are fully recognized and properly served.

The Code applies not only to us as TD employees and Directors, but also to us as TD customers. Therefore, if in their dealings with TD as a customer, an employee within TD reasonably suspects another employee or a Director of being in violation of the Code, that employee is responsible for immediately reporting the situation in accordance with Section 7B) of this Code to allow for any corrective action that is appropriate under the circumstances.

In addition, since employees most commonly report misconduct that they observe to their managers and Human Resources, it is critical for those who receive such information to address it promptly and with the seriousness it deserves.

When we recognize that we are faced with a challenging decision that engages the principles outlined in the Code, we should take the following steps:

Step 1: Identify the potential issue(s).
■	Gather the relevant context and details.
■	Do I need more information?

Step 2: Review the Code and other applicable TD policies/procedures.
■	What do these policies/procedures say about how to address the issue(s)?
■	If the issue(s) are not addressed directly, how would I apply the principles set out in the Code or other applicable TD policies/procedures?

Step 3: Engage and consult. Seek guidance from my manager or a representative from an appropriate area within TD (e.g. Human Resources, Legal, GAML, Privacy or Compliance) to determine:
■	What is the behaviour expected of me?
■	Has this issue come up in the past?
■	Do I need additional information or guidance to make an informed decision?

Step 4: Evaluate the options and make a decision.

Consider all of the information gathered and the guidance received. Acknowledge that the potential outcomes may be imperfect, but for each option, consider:

■	How would this decision impact various stakeholders (e.g. employees, customers, the public, shareholders, TD as an organization)?
■	Would I be able to provide a reasonable explanation for this decision to those affected by it?
■	Would this decision be aligned with the TD Risk Appetite Statement?

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1. Respecting the Law

Making the Right Decision

Concern for what is right should be our first consideration in all business decisions and actions, and that includes compliance with the law. Financial services are heavily regulated in all jurisdictions in which we operate. We need to be familiar with and observe all laws and regulations applicable to TD in the jurisdiction(s) in which we operate. We must avoid performing any task that could reasonably be considered legally suspect, even if it might be common practice in the country or region. Adhering to the Code and TD’s other policies and procedures will help us fulfill these requirements.

Employees must not knowingly assist or allow customers or other employees to take actions which violate the Code, TD policies or the law and must not knowingly induce an employee of another organization to breach that organization's code of conduct, policies or the law. If we have any doubt at all, we should seek advice and direction from our manager or a representative of an appropriate area within TD (e.g. Human Resources, Legal, GAML, Privacy or Compliance). Directors must be aware of and consider laws that apply to the matters placed before the Board, and may seek advice from the Board Chair; and the Board Chair may refer matters to the General Counsel for clarification.

2. Demonstrating Personal Integrity

A.	Criminal Record

Employees must inform their manager or Human Resources as soon as possible when charged with a criminal offence, and again if found guilty of, or plead guilty or no contest to, a criminal offence, including providing information related to the situation, unless prohibited by local law. Where a manager is so informed by an employee, the manager must inform Human Resources without delay. In some cases, this information must also be reported to regulators. There may be employment consequences if an employee is charged with or found guilty of an offence, pleads guilty or no contest to an offence or fails to inform their manager or Human Resources. Directors are also subject to similar disclosure requirements. If unsure whether a charge, guilty finding or plea should be reported, employees should discuss the situation with their manager or Human Resources and Directors should discuss the situation with the Board Chair (and if the situation involves the Board Chair they should discuss the situation with the General Counsel).

B.	Gifts and Entertainment

This section only applies to us in our capacity as an employee or Director of TD. This section does not apply to circumstances where the Gift (as defined below) is to, or from, a relative or a person with whom we share a financial or close personal relationship (as defined in section 3A) below) and is completely unconnected with our role at TD.

We may not accept, offer or give, directly or indirectly for ourselves or for anyone else, gifts, entertainment or other benefits of value (collectively referred to as “Gifts”) that are not reasonable and appropriate under the circumstances. Specifically, a Gift of any value would not be reasonable or appropriate where it may be construed as an attempt to bribe or influence a decision, alter the provision or receipt of a service, or might otherwise be inappropriate in light of the underlying business relationship or the roles of the individuals involved. We must also never solicit Gifts of any value at any time.

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Determining if a Gift is reasonable and appropriate should be based on the totality of the circumstances. We should consider whether the Gift (or combination of Gifts from or to the same individual, organization, or related individual/organization) could reasonably be construed as an attempt to influence our behaviour or that of TD (or, in circumstances where we are offering or giving the Gift, the behaviour of the recipient or their organization or related individual/organization). Some factors that we should consider include:

■	The value of the Gift in relation to our personal situation (or that of the recipient)
■	The timing of the Gift (e.g. is it connected to a particular transaction or a referral?)
■	The nature of the Gift (e.g. is it in cash or readily convertible to cash, such as stored value cards, securities, cheques or money orders?)

If the recipient of a Gift or one of their family members, relatives or close associates is a Public Official (Domestic or Foreign) (e.g. a member of government or employee of a state-owned or state-controlled agency), we must also make sure that we are complying with the global Anti-Bribery and Anti-Corruption Policy and any related policies and procedures. Failure to do so could result in very serious penalties.

If there is any doubt about whether a Gift is reasonable and appropriate, we should seek guidance from our manager or representative of an appropriate area within TD (e.g. Human Resources, Legal, GAML, or Compliance). For employees at the level of Executive Vice President[1] and above, where there is doubt whether or not the Gift is reasonable or appropriate, the matter should be referred to the General Counsel or the Enterprise Head of Human Resources. Directors should refer the matter to the Board Chair (and if it is the Board Chair, then it should be referred to the General Counsel). We must also comply with any additional applicable business and jurisdiction-specific laws, policies, procedures or guidelines regarding the giving and receiving of Gifts.

We should be aware that accepting an invitation to an out of town networking, educational, sporting or other event as a guest of an existing or potential customer or supplier often creates the appearance of a conflict of interest, even where travel and accommodation is paid for by TD. The appearance of a conflict of interest may be amplified depending on our role or on the identity of the existing or potential customer or supplier. Accordingly:

■	Employees below the level of Senior Vice President should exercise discretion in deciding whether accepting such an invitation will create the appearance of a conflict of interest (even if approval to accept is not required).
■	Employees at the level of Senior Vice President or above must obtain approval from either the General Counsel or the Enterprise Head of Human Resources before accepting such an invitation.
■	Directors must obtain approval from the Board Chair (or if it is the Board Chair, from the General Counsel) before accepting such an invitation.

Similarly, the appearance of a conflict of interest may be created if we offer to pay for an existing or potential customer's or supplier's travel or accommodation expenses to attend an out of town networking, educational, sporting or other event as a guest of TD. Accordingly, all employees must obtain the approval of the Executive Vice President responsible for their business area before making such an offer. In addition, if the existing or potential customer or supplier is a Public Official, additional approval requirements are prescribed by the Anti-Bribery and Anti-Corruption Policy and may also be required by other related policies and procedures.

1 Titles in this document refer to TD executive titles (or their equivalent) as set out in the TDBG Executive Titling Guidelines as owned by HR.

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Here are some examples to help us interpret these rules:

1.	Taking (or being taken by) a supplier to lunch or dinner, would not normally be prohibited even though the supplier is likely trying to maintain or extend its services to TD, provided that the lunch or dinner is consistent with accepted business practices.
2.	Taking (or being taken by) a customer or a supplier to a local sporting or other event would generally be acceptable, subject to being consistent with accepted business practices.
3.	Giving or accepting a gift card to a local restaurant or retailer, or tickets to an event for personal use may be appropriate in certain circumstances. For instance, accepting a gift basket or gift card from a long time customer in connection with the celebration of a holiday, provided its value would not reasonably be seen as significant.
4.	Participating in an offer from a third party to TD employees to purchase merchandise or services at reduced prices may be acceptable, when the same opportunity is extended to large groups of individuals outside TD and when the discount offered is consistent with other offerings by the third party. If the offer is only made available to TD employees, consideration must be given to whether the circumstances may give rise to a perceived, potential or actual conflict of interest.
C.	Alcohol and Substance Use

TD is committed to providing a safe work and business environment that is free from the inappropriate use of alcohol or other substances. Accordingly:

■	We will not consume or use alcoholic beverages or other substances in quantities that affect work performance or impair conduct or judgment;
■	We will not consume or use alcoholic beverages or other substances (except for those taken in connection with an approved medical accommodation) in TD's business locations, or provide or serve alcoholic beverages or other substances in TD's business locations except for alcoholic beverages that are approved by a Senior Vice President or the Head of Human Resources for that business. When approved, the most senior manager responsible for the premises or event is responsible for ensuring compliance with any local laws or regulations and for putting procedures in place to comply with this section. In all such instances, we must not provide or serve alcoholic beverages to individuals who appear to be impaired and must take reasonable steps to prevent any co-worker, customer, supplier or other guest from driving while impaired and should immediately report such a situation to a responsible member of management.
D.	Human Rights, Accessibility, Diversity, Inclusion and Preventing Violence in the Workplace

TD is committed to conducting all of its affairs with fairness and equity and fostering a unique and inclusive culture by providing an accessible, safe, and respectful work environment that is free from harassment, discrimination, or violence (collectively referred to as "Unacceptable Behaviour" in the Respectful Workplace Policy and the applicable TD Health & Safety policies and supporting documents for your business or region). TD recognizes prevention as the most critical step in effectively reducing the number of incidents of Unacceptable Behaviour in the workplace. In support of this commitment:

■	TD will not condone, tolerate or ignore any Unacceptable Behaviour.
■	TD will train managers so they can maintain a workplace free of Unacceptable Behaviour and promptly address concerns raised with them or which they observe.
■	Every employee, potential employee and Director, as well as every customer, vendor or other person in a business relationship with TD must be treated with dignity and respect and not be subject to Unacceptable Behaviour.

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■	We are all responsible for treating others, including customers, vendors, and members of the public, with dignity and respect and will not engage in Unacceptable Behaviour.
■	We must immediately report any Unacceptable Behaviour of which we are aware or suspect so that it may be properly addressed (See Section 7B Reporting Violations).
■	TD will review reports of Unacceptable Behaviour in a fair and timely manner and respond in a way that respects confidentiality and privacy to the extent possible. No TD employee, Director or third party worker shall retaliate against any employee, Director, third party worker, customer, vendor, or member of the public who has reported Unacceptable Behaviour in good faith.

In accordance with TD's Statement on Human Rights, TD is also committed to providing an environment where every customer and client is treated with dignity and respect and will not be subject to Unacceptable Behaviour.

E.	Communicating on Behalf of TD or about TD

Communications should be respectful, responsible and professional in tone and must not violate the Code, the Electronic Communication Acceptable Use Policy, the Social Media Policy, or other applicable policies, including those relating to customer or employee privacy. Unless we are authorized to do so, employees and Directors cannot publicly comment, post or speak on behalf of TD or disclose confidential information as described at Section 4) Protecting Confidential Information. We must also only use external Social Media channels in accordance with the Social Media Policy. We must not use a personal email account to conduct TD business or otherwise perform our duties for or on behalf of TD. Employees and Directors must disclose their personal connection with TD when providing any personal comment about TD, and indicate that the views expressed are their own, and not those of TD. TD’s expectations apply wherever we happen to be, whether in a TD workplace or not.

When we use TD Electronic Communication Devices, communicate over TD Electronic Networks or discuss TD subject matter in an Electronic Communication, we must comply with the Electronic Communication Acceptable Use Policy , including only using the Electronic Networks and devices TD has authorized us to use when conducting TD business.

TD will not interpret the Code or its policies in a way that prevents us from engaging in lawful communications with each other about our terms and conditions of employment or from engaging in activities protected under applicable law.

F.	Irregular Business Conduct
Irregular business conduct (which includes any criminal, fraudulent or illegal conduct, any impropriety, lack of professional responsibility or dishonesty) will not be tolerated under any circumstance. Irregular business conduct may cause unfair outcomes to customers or harm to market integrity, leading to loss of reputation, regulatory action or other potential adverse impact to TD. Such conduct is subject to internal disciplinary action up to and including termination of employment and may lead to criminal prosecution, regulatory action or civil suit. We should be familiar with the TD Conduct Risk Management Policy to mitigate and manage conduct risks arising in our business and market practices.

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Some of the most serious types of violations are described below:

■	Anti-Competitive Behaviour - Generally, an actual or attempted agreement or arrangement with a competitor to fix prices (e.g., to set interest rates, fees, prices, etc.), to allocate markets or to restrict supply is illegal. As competition and anti-trust laws are very complex and vary by jurisdiction, we should be familiar with the Competition Law Compliance Policy and seek guidance from the Legal or Compliance departments in any circumstance that might be perceived as anti-competitive.
■	Bribery and Corruption - As a general rule, “anything of value” offered, promised or given to a recipient, directly or indirectly, in order to induce or reward the improper performance of, or the failure to perform, a function or an activity, can be considered a bribe. In all instances, whether an action will be considered a bribe will depend on whether it was presented for the wrong reasons. Bribes come in many forms and activity may be construed as illegal anytime there is the giving or receiving of an undue reward to influence another party’s behaviour. Among other things, TD prohibits us (or anyone acting on our behalf) from:
(1)	soliciting anything of value for ourselves or for any other individual from anyone in return for any business, service or disclosure of confidential information as described at Section 4) Protecting Confidential Information; and
(2)	accepting anything of value for ourselves or for any other individual from anyone other than TD in connection with conducting TD business, except as may specifically be permitted by the Code or applicable policies.

TD's prohibition extends to prohibiting "facilitation" (or "grease") payments, which are relatively insignificant payments made to facilitate or expedite the performance of a routine government action. Some specific examples of undue rewards that can constitute a bribe include: the provision of cash, Gifts, business opportunities or contracts, employment or internships, travel, entertainment and other payments. Bribery and corruption laws are complex and violations carry very significant penalties. Accordingly, if we should become aware of or suspect a violation of the Anti-Bribery and Anti-Corruption Policy or applicable law, we must immediately refer the matter to the Global Sanctions and Anti-Bribery/Anti-Corruption Unit at TD.Anti-BriberyAnti-CorruptionGroup@td.com.

■	Commission Sharing - The sharing of commissions such as finders' fees or secret commissions with any other employee or Director, agent or broker who is not licensed to buy or sell the security, instrument or product in question, or who is not part of an established commission-sharing program, is prohibited.
■	Due Diligence - When we are responsible for due diligence processes before committing TD to a loan or other business transaction, we must exercise due care and follow business policies, practices and procedures in carrying out these activities.
■	Forgery, Falsifying Accounts, Documents and Records - Improperly creating, reproducing or falsifying a signature or initials, or otherwise creating or knowingly relying on a false document will not be tolerated under any circumstances. In addition:
►	We must not manipulate internal or customer accounts or make entries to any account which are false, have not been properly verified, obscure the true nature of the transaction or allow such entries to be made. We must not establish or operate, for any purpose, an account on the books of TD that cannot withstand the closest public scrutiny of its propriety. Also, we must not manipulate or falsify any TD financial statement, record or return.
►	We must not intentionally complete inaccurate reports, forms or other documents (including marketing and client presentation material) that are relied upon by TD to be an accurate record of the circumstances or that are disclosed publicly or directly to third parties, including government agencies, regulators and customers or potential customers.

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■	Insider Trading or Tipping - As employees or Directors of TD, if we possess material, non-public information about TD or its customers, business partners or other third parties (e.g., with whom TD may be contemplating a purchase or sale) we are prohibited from trading in securities of those entities ("Insider Trading"). We also may not relay material, non-public information ("Tipping") to anyone except in accordance with the TD Information Barrier Policy. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision or if it would reasonably be expected to affect the value of securities of the company. Examples of material information may include (but are not limited to):
►	An acquisition, sale of a business, merger or takeover bid;
►	A change in the general character or nature of a company;
►	Entering into or loss of significant contracts;
►	Bankruptcy, impending insolvency, or other financial problems;
►	Significant new business opportunities (e.g., discoveries, inventions, new orders or contracts), or the loss of business;
►	A change in a company's capital structure; or
►	Earnings information or information about a dividend declaration that is not available to the public.

Care must also be exercised when handling unsubstantiated market information, and disseminating unsubstantiated market rumours is prohibited.

We must also comply with the TD Information Barrier Policy, the TD Trading Window Policy and any other information barriers applicable to our business area or region.

Insider Trading and Tipping are serious criminal offences. If we have any questions as to whether particular information is material and/or non-public we should contact a member of our business Compliance team prior to taking any action that may constitute Insider Trading or Tipping.

■	Kiting - Inflating the balance in an account with artificial funds, usually through manipulating the clearing system and banking machines to gain unauthorized access to cash or credit is never acceptable, even if it does not cause a loss to TD. Suspicious kiting situations must be reported in accordance with our business escalation process regarding fraud to allow for any corrective action that is appropriate under the circumstances.
■	Money Laundering - TD is committed to taking all reasonable and appropriate steps to detect and deter persons engaged in money laundering from utilizing TD products or services to do so. Making the proceeds of criminal activity appear as if they came from legitimate sources is a criminal offence, and so is knowingly failing to report transactions or activities where it is suspected they relate to money laundering.

We must not knowingly initiate or be party to money laundering and must promptly report suspected money laundering situations in accordance with the TD Bank Group Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy and the escalation procedures established for our business or region.

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■	Sales Practice Misconduct - Focus on the customer is central to the TD Framework. At TD we are expected to understand our customers' needs, circumstances and financial goals and adapt to deliver legendary experiences and fair customer outcomes. Accordingly, whenever employees are servicing customers, making product recommendations, or providing advice, we must take into account our customers' needs, circumstances and financial goals. We must also act in a manner that is transparent, accurate, and done with the customer's clear and express consent, where customer consent is required. We must provide the customer with all relevant information about the product or services they are considering to enable them to make an informed, voluntary decision. We should recognize that customers may benefit from being introduced to new products and services but we must not allow our desire to increase our performance results to come before our focus on our customers' needs, circumstances and financial goals. In addition, all customer communications must be fair and balanced, accurate, clear, simple and not misleading.

■	Sanctions Violations - TD is committed to complying with economic and trade sanctions imposed against countries, governments, individuals and entities specified by the competent authorities in the jurisdictions where TD operates. TD takes reasonable and appropriate steps to ensure TD products or services are not used to violate or circumvent applicable sanctions laws. Sanctions violations can result in civil and criminal liability for TD and certain employees. We must not knowingly initiate or be party to the facilitation of activity prohibited or restricted by sanctions and must promptly report suspected related concerns in accordance with the escalation procedures established for our business or region. For more information, refer to the TD Bank Group Global Sanctions Policy.
■	Short Selling or Trading in Options of TD Bank Securities - As employees and Directors of TD we are prohibited from:
►	Short selling (i.e., a transaction whereby a profit is sought speculating that the value of the securities will decrease) securities issued by TD Bank or other Restricted Securities (as defined in the TD Trading Window Policy);
►	Entering into any transaction or series of transactions that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by TD Bank or other Restricted Securities;
►	Entering into any contract or series of contracts that create a short sale of TD Bank or other Restricted Securities; or
►	Trading in put or call options on securities issued by TD Bank or other Restricted Securities, including covered calls.

In addition to the specific prohibitions above, if we receive equity-based compensation awards (including, for example, restricted share units, performance share units and stock options) we are prohibited from entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of such awards.

■	Terrorist Financing - TD is committed to preventing the use of its financial services for terrorist financing purposes. We will not knowingly deal, directly or indirectly, with any person, entity or group subject to anti-terrorism measures or whom we believe or have reason to believe is involved in the financing of terrorist activities. We must report transactions or activities that we know or suspect relate to terrorist financing in accordance with the TD Bank Group Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy and any established procedures and the escalation procedures established for our business or region.
■	Theft and Fraud - TD is committed to taking all reasonable and appropriate steps to prevent, detect and deter any acts of theft and fraud. Misappropriating or embezzling funds, property, data or any other thing of value belonging or entrusted to TD or others is strictly prohibited. We must not knowingly be party to such activity and must promptly report suspected fraud in accordance with the Enterprise Fraud Risk Management Policy and the escalation procedures established for our business or region.

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■	Tied Selling - We must not coerce or impose undue pressure on a customer or potential customer to obtain another product or service from TD as a condition of approving a request for a TD product or service.
■	Trading Accounts - Opening or operating a trading account in the name of any TD business unit with any broker or investment dealer, or knowingly allowing a broker to do so, without the prior written approval of our regional office or business head, is prohibited.
G.	Protecting TD Assets

We must make every effort to protect all TD property and assets from theft, fraud, harm, loss or misuse, especially those that are in our custody or control and are our responsibility. These may include cash, negotiable instruments such as drafts, money orders, securities or certificates, premises, information (including customer and employee personal information) and equipment, including laptops. The Enterprise Fraud Risk Management Policy and the applicable TD Physical Security Risk Management Policy require employees to act in a proactive and coordinated manner to prevent, detect and deter potential financial crimes and fraud. If we become aware of or suspect any actual, potential or attempted theft, fraud, harm, loss or misuse of TD property, we must immediately notify our manager or other representative of an appropriate area within TD (e.g. Human Resources, Legal, Financial Crimes & Fraud Management Group, and Global Security and Investigations) in order to allow for any corrective action that is appropriate under the circumstances. TD property that is entrusted to us may be accessed or used only for the purpose of executing our accountabilities with TD, except to the extent that non-business use is expressly permitted.

H.	TD Branded Communications

As employees, we must avoid using TD communication materials for personal reasons (except as permitted by TD policies such as the Electronic Communication Acceptable Use Policy and the Social Media Policy), as this could lead to a misunderstanding and possibly damage TD's reputation. Specifically, care should be taken in the use of TD stationery (including forms, letterhead and envelopes), faxes where the name, address or phone number of any TD company, business or department appears on the fax, or emails (paper or electronic copies) where the @domain is a TD domain.

I.	Intellectual Property, Copyrighted Material and Patents

We must never use any TD intellectual property (e.g. logos, images, trademarks, presentations, audios/videos, software, etc.) except in the normal course of performing job duties and in accordance with TD’s brand standards. As employees, we must never reproduce or use intellectual property of any third party (such as software, video, music, documents and other materials of vendors, suppliers, customers or others) unless TD has valid documented licenses, if required, for such use and only in compliance with all licensing terms and all TD policies. Inventions created in the course of your employment relating to the business of TD, belong to TD.  All employees are required to cooperate with TD when their inventions are identified as worthy of commercial protection through patenting, which includes signing relevant documents, even after the employee has left employment at TD. All TD inventions are confidential, and all TD patent applications are confidential until publication.

J.	Reasonable Expenses

As employees, we are required to comply with the requirements set out in the TD Expense Policy, including claiming only reasonable expenses actually incurred for TD business and we are accountable to follow our authorization limits when we authorize expense commitments, transactions, or employee claims for reimbursement.

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In addition, we must not use a TD corporate credit card for any purpose other than for proper TD business expenses and we must manage the card in accordance with applicable policies and procedures. In particular, a TD corporate credit card can only be used for legitimate TD business purposes and cannot be used to charge personal items or services. Cash advances using a TD corporate credit card are strictly prohibited. We are responsible for any fees or interest payable incurred on the TD corporate credit card as a result of not submitting claims for eligible expenses in a timely manner.

K.	Cooperating with Audits, Reviews and Investigations

We are required to fully cooperate with the Internal Audit, Financial Crimes & Fraud Management, Global Security & Investigations, Legal, Compliance, Privacy, GAML, Technology Risk Management and Information Security (TRMIS), TD Insurance (TDI), Human Resources departments, and any other areas of TD which may, from time to time, audit or investigate issues within TD. Further, we must not in any way obstruct, hinder or delay any internal investigation. The obligation to cooperate may extend to providing truthful information pursuant to, or in the defense or prosecution of, legal proceedings and investigations involving TD, its customers, or employees.

3. Managing Conflicts of Interest

A.	Introduction to Conflicts of Interest

In keeping with expectations regarding ethical conduct, customers and the public have a right to openness and honesty in all their dealings with TD. As representatives of TD, we must avoid activities or circumstances that create actual, potential or perceived conflicts of interest (each a Conflict and collectively described as Conflicts in this section) between our personal interests and our responsibilities as employees or Directors. As well, we must comply with policies and procedures that manage Conflicts between TD's interests and those of other stakeholders.

Conflicts arise when individuals or organizations have personal interests that may interfere with, or appear to interfere with, the independent exercise of judgment in business dealings. We must avoid situations in which our decisions on behalf of TD may be influenced (or to even be seen to be influenced) by conflicting interests. For these reasons Conflicts must be reported and carefully managed. The following Conflict of Interest sub-sections describe many of the more commonly encountered Conflicts, but we must always be alert to any situations that may give rise to Conflicts. In any situation where there is a Conflict, we must bring the situation to the attention of our manager (and if so directed by our manager, Compliance), Human Resources or other contact listed in this Code or other applicable TD policy.

For purposes of this section, “relatives and people with whom we share a financial or close personal relationship” include for example, a spouse, domestic partner, party to a civil union, others with whom we share a romantic relationship, parent, child, grandchild, grandparent, sibling, guardian, roommate, business partner, co-investor, guarantor, etc. but do not include nominal financial relationships. Parent, child and sibling include biological, adopted, step and in-law relations.

B.	Conflicts Arising from Personal Benefit

A Conflict may arise where we may be motivated to act in a manner that is not in the best interests of TD, our customers and/or our shareholders. Often this is because we, or our relatives or people with whom we share a financial or close personal relationship, stand to benefit from the action in some way.

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We must avoid acting in a manner that places our personal interests ahead of the best interests of TD, our customers and/or our shareholders. As noted above, we must also avoid situations that might create the appearance of a Conflict, whether or not it actually exists and whether or not we believe we would be improperly influenced. For example, we may not, directly or indirectly, purchase or acquire an interest in real property that is being sold by TD following repossession or foreclosure. Where we face a Conflict, we must disclose the situation to our manager or Human Resources.

C.	Corporate Opportunities

We must not use TD property or information, or information concerning our employees, customers, prospective customers, suppliers or agents, including, for example, their accounts, transactions, or other financial, business or credit information, our position at TD, or our access to, or knowledge of TD systems, policies or assets:

■	for personal gain, or the gain of our relatives and people with whom we share a financial or close personal relationship;
■	to compete with TD; or
■	to take advantage of opportunities that are discovered in the course of conducting TD business.

We are expected to advance the legitimate interests of TD whenever the opportunity arises. Great care must be taken to avoid any Conflict when purchasing or selling assets or services from or to TD, its customers or its suppliers. In specific cases, however, a personal opportunity may be approved provided that it is disclosed in advance and in writing to Human Resources (or, in the case of the Chief Executive Officer or a Director, to the Board Chair; and in the case of the Board Chair to the General Counsel) and is determined not to be material. The Board Chair, in consultation with the General Counsel, will determine if any additional Board notifications or approvals are necessary in the circumstances.

D.	Relationships in the Workplace

We must not give or receive any special consideration relating to employment or conditions of employment to or from relatives and people with whom we share a financial or close personal relationship. Our business and human resources decisions must be based on sound ethical business and management practices and not influenced by personal concerns.

Relatives and people who share a financial or close personal relationship may not work in positions where there is a Conflict (for example, where the positions serve as controls for each other, where there is a direct reporting relationship between them, or where either one has the authority to influence, directly or indirectly, any term or condition of employment of the other), unless the situation has been disclosed to the business unit executive and Human Resources and each of their approvals has been obtained. Directors should disclose such a situation to the Board Chair (and if it is the Board Chair, they should disclose the situation to the General Counsel).

If a Conflict exists, one of the parties may be relocated or other steps will be taken, as appropriate. For more detailed information on this subject, please refer to the Personal Relationships and Nepotism Standard.

E.	Conflicts Arising from Personal Financial Activities

We are required to conduct personal financial activities at TD with transparency. To avoid any Conflicts, we must not knowingly access account information, act in a lending capacity or conduct financial transactions (even if seemingly routine) for ourselves or relatives and people with whom we share a financial or close personal relationship. All of our personal financial activities must be conducted on an arm's length basis, meaning, for example, an employee who reports to us should not process our financial transactions that require the exercise of discretion and if we are processing a transaction for another employee, we must exercise the same due diligence as we would for any other TD customer.

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F.	Bequests, Executorships, Agencies and Powers of Attorney

Except for our relatives and people with whom we share a financial or close personal relationship, we must not assume authority over a customer's financial affairs (including acting as executor, agent, trustee, attorney or in any other fiduciary capacity for a TD customer or be a beneficiary under a will or a trust of a TD customer) since this may be perceived as a Conflict, or the result of undue influence or other impropriety.

If we learn that a TD customer (other than a relative or a person with whom we share a financial or close personal relationship) has named, or is considering naming, us in any of these capacities, we must immediately inform our manager, Human Resources, or other representative of an appropriate area within TD (e.g. Legal, Compliance). TD will assess the situation to determine whether it is appropriate for us to accept the appointment or bequest and/or any appropriate conditions to impose in relation to ongoing dealings with the customer. Where the employee's relationship with the customer is entirely personal (i.e., the employee has had no direct or indirect dealings on behalf of TD with the customer), the situation generally will not give rise to any Conflict.

G.	Personal Borrowing and Lending

With the exception of relatives and people with whom we share a financial or close personal relationship we must not borrow funds from or lend personal funds (including cosigning or providing a guarantee for loans) to an employee of TD in an amount that is more than nominal value, or borrow from or lend any personal funds to a TD customer. However, we may borrow from a customer that is a financial institution or one that offers credit to customers, provided the terms of the loan are in the ordinary course of the customer's business.

H.	Recommending Service Providers to Customers

Occasionally, a customer may ask us to recommend an external service provider such as an accountant, lawyer or real estate agent. We may provide the names of several external service providers but may not recommend any particular one. We may not provide any written or public endorsement or testimonial of any third party on TD’s behalf without approval of Marketing.

I.	Disclosing Interest and Abstaining from Participation

To avoid any Conflict, we must disclose any interest we have in an existing or proposed material contract or transaction involving TD in which we may have some influence or perceived interest. If we are an officer or director of an entity that is party to any such contract, that relationship must also be disclosed. These disclosures must be made to our manager at the earliest opportunity (or, in the case of the Chief Executive Officer or a Director, to the Board Chair; and in the case of the Board Chair, to the General Counsel).

In addition, we must not have or be reasonably perceived to have influenced a decision with respect to a material or proposed material contract in which we have an interest described above.

J.	Directorships, Outside Business Activities and Investments

We may not enter into any employment, directorship, office, trade, volunteer activity or business outside of TD or invest in a company (other than an interest of less than 10% of a publicly traded corporation) without first reviewing the Outside Business Activities Guidelines, our terms of employment and applicable laws and regulations that apply to us by virtue of our role, and obtaining consent from TD where required. The Chief Executive Officer, Group Heads and any other members of the senior executive team must also obtain the consent of the Corporate Governance Committee of the Board, with some exceptions. As a general principle, outside business activities should not interfere with the performance of our duties at TD or our ability to exercise judgment in TD's best interests.

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K.	Political and Charitable Activity

As employees and Directors, we may make personal political contributions and charitable donations at our discretion, subject to ensuring that there is no regulatory prohibition or reporting restriction on such contributions. However, we must not commit TD to charitable contribution without prior approval from Global Corporate Citizenship and Sustainability. We must not commit or make political contributions on behalf of TD in Canada without prior approval of Canadian Government Relations (Corporate and Public Affairs) or in the United States without prior approval of U.S. Government Relations (Regulatory Relationships and Government Affairs). In other regions, we should consult with either the Legal or Compliance department. If we hold a position in a political organization which may influence the financial needs of that organization, or if we are asked to conduct financial transactions or fundraising on that organization's behalf, we would be required to submit an Outside Business Activity application, or consult with Compliance and ask that they review this relationship to confirm there are no Conflicts or real or perceived improper influence. Employees should not engage in any political activity in the workplace unless authorized by senior management and/or the Government Relations group for our region. If we are soliciting financial or other donations on behalf of organizations or individuals including employees of TD (note that soliciting donations for charitable purposes is not considered to be soliciting Gifts, which is prohibited in Section 2B) of the Code), we should exercise discretion in soliciting donations from co-workers, customers and suppliers (i.e., they should never be made to feel any obligation to make a donation) and must comply with any applicable TD policies. We must not use email group lists for purposes of requesting donations without approval from the responsible department head. Directors who have any questions about this section, or who require approval for political or charitable activity should consult with the Board Chair (and if it is the Board Chair, the Board Chair should consult with the General Counsel).

L.	Conflicting TD Interests

TD is committed to avoiding material Conflicts between its interests and those of its customers and counterparties. A material Conflict would exist if TD were to engage in any transaction or activity that could involve or result in TD’s interests being materially adverse to the interests of a customer or counterparty. TD has established, maintained and enforced information barriers as set out in the TD Information Barrier Policy to physically separate employees or functions, or set limitations on types of activity, to help prevent Conflicts from involving or resulting in a materially adverse effect on a customer or counterparty.

If, notwithstanding the information barriers established, we know or should reasonably know that a specific transaction or activity may involve a Conflict that could result in a materially adverse effect on a customer or counterparty, we must discuss the situation with our manager and/or Compliance and assess whether disclosure of the Conflict to the customer or counterparty is necessary or appropriate. If so, we must ensure that:

(i)	we make clear, timely, and effective disclosure of the Conflict; and
(ii)	the customer or counterparty has the opportunity to negate, or substantially mitigate, any materially adverse effect created by the Conflict.

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4. Protecting Confidential Information

Confidential information includes any information (including customer and/or employee personal information) that is not publicly known and may include information classified as internal, confidential, or restricted pursuant to the Technology Risk Management and Cybersecurity Policy and supporting standards. We may have access to confidential (non-public) information concerning TD, our customers, suppliers, regulators or fellow employees. We have an obligation to comply with applicable laws and the policies and procedures of our business and region pertaining to confidential information. We are all responsible to safeguard confidential information in our possession from unauthorized access or disclosure. If or when it is necessary for us to take, send or work on confidential information outside of TD premises or systems, including when we are working from a non-TD location, we must make sure we are permitted to do so, and the information is appropriately protected, regardless of whether the information is in physical or electronic form.

We may not retain, use or disclose confidential information to any person at any time after the termination of our employment for any reason. All such information must be destroyed or returned to TD upon the termination of employment.

We may have had access to the confidential and proprietary information of past employers during employment prior to joining TD. We must never use or disclose any of this information to anyone, including employees, customers or vendors as part of, or during, our employment with TD. If we become aware of or suspect any violation of this obligation, we should immediately report it to our manager or Human Resources.

A.	Protecting Customer Information

Customer information must be kept private and confidential. We must not leave customer information unattended and we must not discuss or disclose any customer information (including that an individual or institution is a customer of TD) to anyone outside of TD unless we are required to disclose by law, are authorized to disclose by the customer, or are directed to disclose in circumstances described in policies and procedures applicable to our business or region. We must not access customer information except in the normal course of our duties for a legitimate purpose and with proper authorization or consent. In addition, we must not disclose or share customer information with other TD employees who do not have a legitimate need to know the information and who do not have the appropriate access clearance. When dealing with customer information, employees must comply with all laws as well as the Global Privacy Policy and other TD policies, standards, guidelines and procedures applicable to our business and region.

B.	Protecting Employee Information

TD is permitted to collect, use and disclose employee personal information for employment administration purposes in accordance with TD policy and applicable law. Employees must not collect, use or disclose personal information of other employees except in accordance with all laws, the Global Privacy Policy and TD employee privacy policies and procedures applicable to our business and region. We must not access employee information except in the normal course of our duties, for a legitimate purpose and with proper authorization or consent. We must also exercise care and discretion with the personal information of other employees in our possession and appropriately safeguard it. We must never discuss or disclose it to anyone outside of TD unless for a legitimate purpose and we are permitted or required to disclose by law, are authorized to disclose by the employee, or are permitted to disclose in circumstances described in the policies and procedures applicable to our business or region. We must not disclose or share another employee’s personal information with other TD employees who do not have a legitimate need to know the information unless we are authorized to disclose by law.

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C.	Protecting and Safeguarding TD Information

We must carefully protect and safeguard the confidential and proprietary information to which we have access, and not disclose it to anyone outside of TD or use it without authorization. We must not disclose or discuss the information with other TD employees who do not have a legitimate need to know the information. As employees, we must comply with the Technology Risk Management and Cybersecurity Policy.

In the U.S, legislation provides certain protections to individuals who disclose a trade secret to their legal representative or legal advisor, a court, or a government official in certain, confidential circumstances.

D.	Computer Systems Security

When using TD computer systems and accessing TD information, we must be properly authenticated at all times. In addition, passwords must always be protected and never shared. It is our responsibility to take the necessary steps to protect our logon ID, passwords, digital signature or other means we use to identify ourselves to the TD computer network and to otherwise protect TD computer systems from unauthorized access (including ensuring that our computers are always locked when we leave them unattended). This also applies to access given to third parties or agents through any shared system or direct access to TD systems. We must also exercise vigilance in protecting TD systems against computer viruses, including, but not limited to, the installation and use of unauthorized software, which is strictly prohibited.

All computer hardware, software, email, voicemail and internet accounts provided to employees are the property of TD and may be monitored, recorded and accessed by authorized TD representatives in accordance with TD policy and applicable law. When using this property, employees shall have no reasonable expectation of privacy. In addition, all information stored, processed or transmitted on any TD system, network, equipment or device or external system used by TD to conduct business, is considered the property of TD.

Communication conducted over TD's internal network or any external network generally is not considered private. We must protect communication conducted over external networks from unauthorized access (for example, with encryption). Also, when communicating via TD's internal network, we should consider the sensitivity and confidentiality of the information and take appropriate precautions.

5. Disclosure of TD Information

TD is committed to providing timely, accurate and balanced disclosure of all material information about TD and is also committed to transparency in its reporting obligations to shareholders and the public. All employees, officers and Directors of TD are required to comply with the TD Disclosure Policy.

6. Work Environment

A.	Appearance and Courtesy

To customers and prospective customers, the employees with whom they come in direct contact represent TD. Some businesses within TD have formal dress codes and we should abide by such dress codes if they apply to us. In any case, our choice of work attire should be guided by what is professional and appropriate for our work environment. Work attire must be neat and clean and conform to the established dress standards of our business, having due regard to personal hygiene and grooming. We must also be courteous and respectful in all dealings with the public and other employees and in all other business relationships.

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B.	Health and Safety

Under TD’s health and safety program all employees share the responsibility of maintaining a healthy, safe and respectful work environment. We are all expected to observe the established health and safety policies, regulations and practices applicable to our business and regions and report accidents, injuries, and unsafe equipment, substances, practices or conditions. Employees who have specific accountabilities under health and safety legislation (e.g., first aid attendants, on site alternate workplace committee members, or workplace committees, etc.) are required to acquire the necessary training, understand their additional responsibilities and act on them to protect the health and safety of individuals within the workplace. For more detailed information, please refer to the applicable TD Health & Safety policies or procedures for our business or region.

In addition, employees are all responsible to ensure their own safety while travelling for business purposes. When employees are planning business travel, we are required to use TD’s corporate travel program and booking services so that TD can monitor and advise us of potential security issues and also support us (e.g., getting us home safely) should an emergency arise.

C.	Physical Security

TD has developed physical security risk management policies to help fulfil its commitment to protect employees and assets worldwide, while mitigating the risk resulting from various security threats. Employees are all expected to be alert to, and to take reasonable steps to prevent, actual or potential security threats to ourselves, other employees, visitors, customers, TD premises and property, and to report security incidents to Global Security and Investigations as applicable and according to our business or regional procedures. In some business operations, as part of the physical security program, TD uses routine video surveillance in common areas. Video surveillance can be helpful in investigating offences or claims against TD as well as violations, or alleged violations of TD policies and practices, including the Code.

7. Complying with the Code of Conduct and Ethics

A.	Our Responsibilities

Every employee and Director of TD, in every location, every job, at every level, and at all times, is responsible for safeguarding the reputation of TD, including by complying with this Code and applicable TD policies.

B.	Reporting Violations

Where we are aware of or suspect any conduct that violates the Code (or related policies, supplemental codes, compliance manuals, other duties owed toward TD, etc.) we have an obligation to immediately report such conduct using any available channel, for example, to our manager or Human Resources. If we are not comfortable with these channels, we may choose to report the violation through any of the various channels available to us at TD, including:

■	an executive officer of TD;
■	a business head, department head, or regional office head;
■	Global Security and Investigations;
■	any of the other reporting channels identified in the Employee Complaint Resolution Process or other escalation process in our business or location; or

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■	anonymously and confidentially using the TD Conduct and Ethics Hotline, either online via www.ethicspoint.com, or by telephone, 24 hours a day, and 7 days a week.

Additionally, Between Us, Employee Ombudsman Office is available to provide confidential, informal and impartial guidance on how to report a policy violation or any other work-related concern.

If we become aware of or suspect any violation by an executive officer (other than the General Counsel) or a Director, we should report our concerns to the General Counsel. Any suspected violation by the General Counsel should be reported to the Chief Executive Officer or the Enterprise Head of Human Resources. Directors should report violations to either the Board Chair or the General Counsel.

It must be noted that nothing in this section, the Code or any TD policy prohibits, or is intended to prohibit, us from:

■	Exercising our lawful rights to communicate with or report violations of law or regulations to a recognized self-regulatory organization or law enforcement agency (collectively referred to in this section as a "government authority"); or
■	Cooperating with or participating in any investigation or proceeding conducted by a government authority.

If circumstances exist where reporting a matter internally would impede our ability to report the matter to or communicate with an appropriate government authority, then we are not obligated to report the matter internally.

C.	Retaliation

TD prohibits retaliation or reprisal (also known as victimization in some jurisdictions) against employees, customers or suppliers under any of the following circumstances:

■	for fulfilling their obligation to report, in good faith, any possible violation of the Code to TD through any of its reporting channels;
■	for exercising their legal right to communicate a possible violation of the Code or applicable law to TD or a government authority; or
■	for cooperating with or participating in any investigation or proceeding conducted by TD or a government authority.

Any employee who attempts (directly or indirectly) to intimidate or retaliate against anyone who makes such a report will face disciplinary action, up to and including termination of employment. As such, if an employee of TD in good faith suspects a violation of the Code, they are expected to report the situation to TD, regardless of which business unit they work within or how they came to their suspicions.

D.	Failure to Comply

It is our responsibility to be familiar with and understand the provisions of this Code as well as other applicable TD policies, including those specifically identified in this Code. Failure of an employee to comply with the Code or any other applicable policy may result in disciplinary action, including formal written discipline and unpaid suspensions, up to and including termination of employment and may also impact performance ratings and incentive pay. Directors of TD are also required to comply with the Code. Failure of a Director to comply with the Code will be dealt with in accordance with the policies and procedures of the Board.

E.	Annual Attestation

Subject to any exemptions approved by the Enterprise Head of Human Resources, all active employees and Directors are required as a condition of employment or their office, as the case may be, to complete an attestation and the required training on an annual basis stating that they have complied with the obligations set out in paragraph D above. Inactive employees, including those on leaves of absence, are required to comply with the Code during their absence and will have previously attested to compliance with the Code.

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F.	Waivers

In certain limited situations, TD may waive the application of sections of the Code. For employees (other than executive officers), any such waiver requires the express approval of the executive officer and the most senior Human Resources executive for the business responsible for that employee, as well as the Enterprise Head of Human Resources. For executive officers and Directors, any such waiver requires the express approval of the Audit Committee of the Board. TD will publicly disclose any such waiver granted to an executive officer or Director, as required by applicable law.

Other References

A copy of the Code of Conduct and Ethics can be found at td.com and TD’s intranet site applicable to your business or region.

For local or region-specific policies that may apply to you, please refer to your Employee Handbook or the TD intranet site applicable to your business or region.

For more information on:	Please read:
Accessibility	■ TD Accessibility Policy [pdf]
Anti-Competitive Behaviour	■ TD Bank Group Competition Law Compliance Policy [pdf]
Anti-Money Laundering or Anti- Terrorist Financing	■ The Toronto-Dominion Bank Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy [pdf]
Bribery and Corruption	■ Anti-Bribery and Anti-Corruption Policy [pdf]
Conduct Risk Management	■ TD Conduct Risk Management Policy [pdf] ■ TDGUS Conduct Risk Management and Ethics Program Governance Policy ■ Enterprise Guidelines for Business Line Implementation of Conduct Risk Management [pdf]
Customer/Employee Privacy	■ Global Privacy Policy [pdf] ■ Data Protection & Treatment Standard [pdf]
Data Classification	■ Data Security Classification and Labeling Standard [pdf]
Disclosure of TD Information	■ Disclosure Policy [pdf]
Employee Complaint Resolution Process (ECRP)	■ Employee Complaint Resolution Process (ECRP)
Expenses	■ Expense Policy ■ Project Approval Policy and Procedures
Fraud	■ Fraud Risk Management Policy [pdf]

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For more information on:	Please read:
Health & Safety	■ Health & Safety Policy (North America) and Standard (Canada) [pdf] ■ Health & Safety Policy (North America) and Standard (Canada) TDI-GI [pdf]
Information Barrier and Trading Windows	■ TD Information Barrier Policy [pdf] ■ TD Trading Window Policy [pdf]
Legal, Regulatory Compliance and Conduct Risk Management Framework	■ Legal, Regulatory Compliance and Conduct Risk Management Framework [pdf]
Outside Business Activities	■ Outside Business Activities
Physical Security	■ TDBG Physical Security Risk Management Policy [pdf] ■ TDBUSH Physical Security Risk Management Policy [pdf]
Protecting and Safeguarding TD Information	■ Technology Risk Management and Cybersecurity Policy [pdf]
Raising Conduct and Ethics Concerns	■ Raising Conduct and Ethics Concerns Policy
Relationships in the Workplace	■ Personal Relationships and Nepotism Standard
Respect Concerns - Harassment, Discrimination, Retaliation/Victimization	■ Respectful Workplace Policy ■ Health & Safety Policy (North America) and Standard (Canada) [pdf]
Sanctions	■ TD Bank Group Global Sanctions Policy [pdf]
Slavery and Human Trafficking	■ TD Bank Group's Slavery and Human Trafficking Statement [pdf]
TD Brand	■ TD Brand Central
TD Culture Framework TD Framework	■ TD Culture Framework [pdf] ■ TD Framework
TDBG Enterprise Mandatory Vacation Standard	■ Benefits/Savings/Pension › Physical Well-being › Time Away from Work › Vacation › Mandatory Vacation Standard [pdf]
TD Social Media Policy	■ TD Social Media Policy
Use of Electronic Communications	■ Electronic Communication Acceptable Use Policy [pdf]
Violence in the Workplace	■ Health & Safety Policy (North America) and Standard (Canada) [pdf]

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